Mail Stop 3561
                                                                August 13, 2018


    Brian T. Olsavsky
    Chief Financial Officer
    Amazon.com Inc.
    410 Terry Avenue North
    Seattle, Washington 98109

            Re:    Amazon.com Inc.
                   Form 10-K for the Fiscal Year Ended December 31, 2017 Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed February 2, 2018 and July 27, 2018
                   File No. 0-22513

    Dear Mr. Olsavsky:

           We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

    Form 10-K for the Fiscal Year Ended December 31, 2017

    Item 7: Management's Discussion and Analysis of Financial Condition and Results of
    Operations

    Net Sales, page 25

        1. We note from statements in your Current Report on Form 8-K filed on April 18, 2018 that you have exceeded 100 million paid Prime members globally and that you shipped more than five billion items in 2017 with Prime worldwide. In future periodic reports, please disclose the percentage of net sales attributable to sales to Prime members versus sales to non-Prime members.
 Brian T. Olsavsky
Amazon.com Inc.
August 13, 2018
Page 2


    2. We note that AWS Sales increased 43% in 2017 as a result of increased customer usage, partially offset by pricing changes. We further note statements from your Current Report on Form 8-K filed on April 18, 2018 that active users increased by more than 250%
       "spurred by the broad adoption of Amazon SageMaker." To the extent increases in net sales are attributable to the adoption of new services, such as Amazon SageMaker, please disclose as much in future periodic reports. Please refer to Item 303 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Revenue, page 8

    3. We note your disclosure on page 9 that sales from certain digital media content is presented on a net basis. We also note your disclosure on page 19 that digital media content is presented on a gross basis. Please provide us with your analysis of how you determined whether you are acting as a principal or as an agent in these arrangements. Please also revise your disclosures as appropriate.
Reference ASC 606-
       10-55-36 through 39 and ASC 606-10-50-12 (c).

    4. We note your disclosure that revenue related to your third-party seller services, AWS arrangements and advertising services is recognized as the services are rendered. Please tell us and revise to clarify if revenue from these services is recognized over time or at a point in time. Please also clarify your methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Reference
       ASC 606-10-50-18 and 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo
Castelli (Staff Attorney) at (202) 551-6521 or Mara Ransom (Assistant Director) at (202) 551-
3264 or me at (202) 551-3344 with any other questions.


                                                             Sincerely,

                                                             /s/ William H.
Thompson

                                                             William H.
Thompson
                                                             Accounting Branch
Chief
                                                             Office of Consumer
Products